                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           SCHEDULE 13G
                          (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                          (Amendment No.  3) *



                       HAYWOOD BANCSHARES, INC.
             --------------------------------------------------
                             (Name of Issuer)


                                COMMON STOCK
             --------------------------------------------------
                       (Title of Class of Securities)


                              421334 10 3
                         --------------------
                            (CUSIP Number)

                                 N/A
          ------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [x]  Rule 13d-1(b)

  [x]  Rule 13d-1(c)

  [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Page 1 of 12 pages

CUSIP No. 421334 10 3             13G          Page 2 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Haywood Savings Bank, Inc., SSB Employee Stock Ownership
     Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     56-0257082

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of North Carolina

Number of shares beneficially owned by each reporting person with:

5.    SOLE VOTING POWER                 0

6.    SHARED VOTING POWER         127,847

7.    SOLE DISPOSITIVE POWER:           0

8.    SHARED DISPOSITIVE POWER:   127,847

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      127,847

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   10.2%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 421334 10 3             13G          Page 3 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     C. Jeff Reece, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            15,966

6.   SHARED VOTING POWER         148,887

7.   SOLE DISPOSITIVE POWER:      15,966

8.   SHARED DISPOSITIVE POWER:   148,887

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     164,853

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   13.2%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 421334 10 3             13G          Page 4 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     C. Leon Turner

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                10

6.   SHARED VOTING POWER         127,847

7.   SOLE DISPOSITIVE POWER:          10

8.   SHARED DISPOSITIVE POWER:   127,847

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     127,857

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   10.3%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 421334 10 3             13G          Page 5 of 12 Pages

1.   NAME OF REPORTING PERSONS:

     Forrest Bryson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           10,868

6.   SHARED VOTING POWER              0

7.   SOLE DISPOSITIVE POWER:     10,868

8.   SHARED DISPOSITIVE POWER:        0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     10,868

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   .9%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 421334 10 3             13G          Page 6 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Jack T. Nichols

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           22,334

6.   SHARED VOTING POWER              0

7.   SOLE DISPOSITIVE POWER:     22,334

8.   SHARED DISPOSITIVE POWER:        0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     22,334

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   1.8%

12.  TYPE OF REPORTING PERSON:   IN

CUSIP No. 421334 10 3             13G          Page 7 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Philip S. Dooly

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           1,700

6.   SHARED VOTING POWER         8,000

7.   SOLE DISPOSITIVE POWER:     1,700

8.   SHARED DISPOSITIVE POWER:   8,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     9,700

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   .8%

12.  TYPE OF REPORTING PERSON:  IN

CUSIP No. 421334 10 3             13G          Page 8 of 12 Pages


1.   NAME OF REPORTING PERSONS:

     Michael Erwin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER          12,431

6.   SHARED VOTING POWER         9,000

7.   SOLE DISPOSITIVE POWER:    12,431

8.   SHARED DISPOSITIVE POWER:   9,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                    21,431

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [ X ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  1.7%

12.  TYPE OF REPORTING PERSON:   IN

                              13G              Page 9 of 12 Pages

              Securities and Exchange Commission
                    Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Haywood Bancshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           370 North Main Street
           Waynesville, North Carolina  28786

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Haywood Savings Bank, Inc., SSB Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as either ESOP Committee members or trustees of the trust established under the ESOP: C. Jeff Reece, Jr., C. Leon Turner, Forrest Bryson, Jack T. Nichols, Philip S. Dooly and Michael Erwin.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING
           IS A:

     (f)   [x]  An employee benefit plan or endowment fund in
                accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

                                  13G        Page 10 of 12 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

     Haywood Bancshares, Inc., in its capacity as the ESOP
Committee, has the power determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  13G        Page 11 of 12 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAYWOOD SAVINGS BANK, INC., SSB
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:

     /s/ C. Jeff Reece, Jr.                February 9, 1999
     _____________________________         _________________
     C. Jeff Reece, Jr., as Trustee        Date


     /s/ C. Leon Turner                    February 10, 1999
     ______________________________        _________________
     C. Leon Turner, as Trustee            Date


/s/ Forrest Bryson                         February 4, 1999
___________________________________        _________________
Forrest Bryson, Plan Committee Member      Date

/s/ Jack T. Nichols                        February 4, 1999
____________________________________       _________________
Jack T. Nichols, Plan Committee            Date
Member

/s/ Philip S. Dooly                        February 9, 1999
____________________________________       _________________
Philip S. Dooly, Plan Committee Member     Date

/s/ Michael Erwin                          February 4, 1999
____________________________________       _________________
Michael Erwin, Plan Committee Member       Date

                                  13G        Page 12 of 12 Pages


Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. The trustees share voting and dispositive powers with the ESOP Committee. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated shall be voted by the trustee as directed by the ESOP Committee. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP Committee. Overall, the trustees and the ESOP Committee must exercise their voting and dispositive powers with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.